PROSPECTUS SUPPLEMENT                                FILED PURSUANT TO 424(B)(5)
(TO PROSPECTUS DATED JULY 17,1995)                  REGISTRATION NUMBER 33-60803
                               RJR NABISCO, INC.

       [LOGO]
                       $150,000,000 8 1/4% NOTES DUE 2004
                       $200,000,000 8 1/2% NOTES DUE 2007
                                 --------------

    RJR Nabisco, Inc. ("RJRN" or the "Company") is concurrently offering its 8 1/4% Notes Due 2004 (the "Seven Year Notes") and 8 1/2% Notes Due 2007 (the "Ten Year Notes", and together with the Seven Year Notes, the "Notes"). Interest on the Notes will be payable semi-annually on January 1 and July 1 of each year, beginning January 1, 1998. The Seven Year Notes and the Ten Year Notes will be redeemable as a whole or in part at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined herein) plus 15 basis points in the case of the Seven Year Notes or 25 basis points in the case of the Ten Year Notes, plus, in each case, accrued interest thereon to the date of redemption.

    SEE "RISK FACTORS", COMMENCING ON PAGE S-6, FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE NOTES.
                              -------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                                          PRICE TO            UNDERWRITING          PROCEEDS TO
                                         PUBLIC(1)            DISCOUNT(2)          COMPANY(1)(3)
Per Seven Year Note...............      99.425%                .625%                 98.8%
Total.............................  $    149,137,500      $   937,500           $    148,200,000
Per Ten Year Note.................      99.279%                .65%                 98.629%
Total.............................  $    198,558,000      $     1,300,000       $    197,258,000

(1) Plus accrued interest, if any, from July 1, 1997.
(2) The Company has agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $300,000.
                              -------------------

    The Notes are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Simpson Thacher & Bartlett, counsel for the Underwriters. It is expected that the Notes will be ready for delivery in New York, New York on or about July 1, 1997 through the book-entry facilities of The Depository Trust Company ("DTC") against payment therefor in immediately available funds.
                            ------------------------

           THE MANAGERS FOR THE OFFERING OF THE SEVEN YEAR NOTES ARE:

MERRILL LYNCH & CO.                                   MORGAN STANLEY DEAN WITTER

CHASE SECURITIES INC.                                   DEUTSCHE MORGAN GRENFELL

ABN AMRO SECURITIES (USA), INC.

                    BT SECURITIES CORPORATION

                                        CIBC WOOD GUNDY SECURITIES CORP.

            THE MANAGERS FOR THE OFFERING OF THE TEN YEAR NOTES ARE:

MORGAN STANLEY DEAN WITTER                                   MERRILL LYNCH & CO.

CHASE SECURITIES INC.                                   DEUTSCHE MORGAN GRENFELL

BANCAMERICA SECURITIES, INC.

                    CITICORP SECURITIES, INC.

                                        CREDIT SUISSE FIRST BOSTON

                                                            UBS SECURITIES
                              -------------------

            The date of this Prospectus Supplement is June 26, 1997.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and also are available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a web site at http://www.sec.gov containing reports, proxy statements and other information regarding registrants, including the Company, that file electronically with the Commission. Such reports, proxy statements and other information also can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which exchange certain of the Company's securities are listed.

    This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Notes. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.
                            ------------------------

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF NOTES TO STABILIZE THEIR PRICE, THE PURCHASE OF NOTES TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  THE COMPANY

    The operating subsidiaries of the Company comprise one of the largest tobacco and food companies in the world. In the United States, the tobacco business is conducted by R. J. Reynolds Tobacco Company ("RJRT"), a wholly-owned subsidiary of the Company and the second largest manufacturer of cigarettes, and the food business is conducted by Nabisco Holdings Corp. ("Nabisco Holdings") through its wholly-owned subsidiary, Nabisco, Inc. ("Nabisco"), the largest manufacturer and marketer of cookies and crackers. The Company owns approximately 80.5% of the economic interest and approximately 97.6% of the voting power of Nabisco Holdings. Tobacco operations outside the United States are conducted by R.J. Reynolds International ("Reynolds International"), and food operations outside the United States are conducted by Nabisco International, Inc. ("Nabisco International") and Nabisco Ltd, subsidiaries of Nabisco. RJRT's and Reynolds International's tobacco products are sold around the world under a variety of brand names. Food products are sold in the United States, Canada, Latin America, certain European countries and certain other international markets.

    RJRT's largest selling cigarette brands in the United States include WINSTON, DORAL, CAMEL, SALEM, MONARCH and VANTAGE. RJRT's other cigarette brands, including MORE, NOW, BEST VALUE, STERLING, MAGNA and CENTURY, are marketed to meet a variety of smoker preferences. RJRT has also introduced ECLIPSE, a cigarette featuring 90% reduced second hand smoke. All RJRT brands are marketed in a variety of styles. Reynolds International operates in over 170 markets around the world and is the second largest of two international cigarette producers that have significant positions in the American Blend segment of the international tobacco market.

    Nabisco is one of the largest food businesses in the world. Through its domestic divisions, Nabisco manufactures and markets cookies, crackers, snack foods, hard and bite-size candy, gum, nuts, hot cereals, margarine, pet foods, dry-mix dessert products and other grocery products under established and well-known trademarks, including OREO, CHIPS AHOY!, SNACKWELL'S, NEWTONS, RITZ, PREMIUM, LIFE SAVERS, PLANTERS, A.1., GREY POUPON, MILK-BONE, CREAM OF WHEAT, FLEISCHMANN'S and BLUE BONNET. Nabisco International is a leading producer of biscuits, powdered dessert and drink mixes, baking powder, pasta, juices, milk products and other grocery items as well as industrial yeast and bakery ingredients in many of the 17 Latin American countries in which it has operations. Nabisco Ltd conducts Nabisco's Canadian operations through a biscuit division, a grocery division and a food service division. Excluding private label brands, the biscuit division produced nine of the top ten cookies and nine of the top ten crackers in Canada in 1996.

    The principal executive offices of the Company are located at 1301 Avenue of the Americas, New York, New York 10019; its telephone number is (212) 258-5600.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The ratio of earnings to fixed charges for the three months ended March 31, 1997 and for each of the last five years is as follows:

                                                                       FOR THE
                                                                    THREE MONTHS
                                                                        ENDED          FOR THE YEARS ENDED DECEMBER 31,
                                                                      MARCH 31,      -------------------------------------
                                                                        1997            1996         1995         1994
                                                                  -----------------     -----        -----        -----
                                                                                   (DOLLARS IN MILLIONS)
                                                                                        (UNAUDITED)
Ratio of earnings to fixed charges..............................            2.7             2.4          2.3          2.2


                                                                     1993         1992
                                                                     -----        -----

Ratio of earnings to fixed charges..............................         1.1          2.0

    For purposes of these computations, earnings consist of income (loss) before extraordinary items plus income taxes and fixed charges less minority interest in the pre-tax income of Nabisco Holdings. Income (loss) before extraordinary items includes amortization of trademarks and goodwill and depreciation expense. Fixed charges consist of interest on indebtedness, amortization of debt issuance costs, capitalized interest and that portion of operating rental expense representative of the interest factor.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Notes will be used to retire commercial paper in order to extend the average maturity of the Company's outstanding indebtedness. As of June 24, 1997, the Company's commercial paper bore interest at a blended rate of 5.99% and had an average maturity of approximately three weeks.

                              RECENT DEVELOPMENTS

    Following several months of negotiations among tobacco companies, state attorneys general, representatives of the public health community and plaintiff's lawyers, on June 20, 1997, counsel representing RJRT and certain other parties signed a Memorandum of Understanding (the "Memorandum") that sets forth concepts for federal legislation and a contractual protocol to resolve a variety of litigation and regulatory issues concerning tobacco. The Memorandum is subject to any necessary approvals by the various states and the Boards of Directors of RJRT and the other participating tobacco companies. See Exhibit 2 to the Company's Current Report on Form 8-K dated June 20, 1997 and incorporated herein by reference for the complete text of the Memorandum. The discussion below is qualified in its entirety by reference to the more detailed information contained in such Form 8-K.

    RJRT can provide no assurance that legislation to implement the Memorandum will be enacted or that it will be enacted without modification that is materially adverse to the tobacco industry, particularly in light of the complex legal and factual issues involved and the need to reconcile the views of many competing interests. It is not certain that any proposed legislation that emerges from this process will be acceptable to RJRT. If enacted, the legislation could face challenges on the grounds, among others, that the federal government lacks the authority to regulate the tobacco industry or limit its liability in the manner contemplated by the Memorandum. Regardless of the legislative outcome, the negotiation and signing of the Memorandum could affect other federal, state and local regulation of the tobacco industry, alter the climate for pending litigation against RJR Nabisco Holdings Corp. ("Holdings"), RJRN, RJRT and other tobacco companies and affect the number of new smoking and health claims filed against the industry.

    The Memorandum requires the tobacco companies to make an initial $10 billion payment and subsequent annual multi-billion dollar payments. Based on discussions with other manufacturers who were participants in the negotiations which led to the Memorandum, RJRT believes that its share of the initial payment will be approximately $600 million and that subsequent payments will be allocated within the industry based on market share. However, the financial effects of this legislation and the related contractual protocol are difficult to predict. They depend, among other things, on (i) the means and timing of the payments actually required of RJRT by the legislation; (ii) the means used to finance these payments; (iii) the impact of increased cigarette prices and other aspects of the legislation and the contractual protocol on domestic cigarette consumption;
(iv) the effect of the legislation and the contractual protocol on the consumption of tobacco products and the regulatory and litigation environment outside the United States; (v) their effect, if any, on public attitudes toward smoking and the tobacco industry; and (vi) their impact on RJRT's competitive position in the tobacco industry.

    Despite these uncertainties, RJRN believes that implementation of the Memorandum would increase the costs and reduce the consumption of RJRT's tobacco products in the United States and that it could have a significant negative effect on the business of RJRT and the stated financial position of RJRN and RJRT. On the other hand, the proposals contemplated by the Memorandum offer a measure of relief from certain litigation that could otherwise materially affect the results of operations or cash flows of RJRN in particular quarterly or annual periods or its financial condition. In evaluating any legislation to resolve tobacco issues, RJRN and RJRT will continue to weigh carefully the potential benefits, principally greater regulatory and litigation certainty and a reduction in aggregate contingency risk, against the resulting monetary, regulatory and other costs. See "Risk Factors--Exposure to Tobacco-Related Litigation and Regulation" and "--Holding Company Structure".

                                  RISK FACTORS

    The following factors and other information described elsewhere or incorporated by reference herein should be carefully considered by prospective investors in connection with their decision to invest in the Notes.

EXPOSURE TO TOBACCO-RELATED LITIGATION AND REGULATION

    LITIGATION

    Various legal actions, proceedings and claims are pending or may be instituted against RJRT or its affiliates (including, with increasing frequency, RJRN) or indemnitees, including those claiming that lung cancer and other diseases as well as addiction have resulted from the use of or exposure to RJRT's tobacco products. As of June 24, 1997, 336 active cases were pending against RJRT and/or affiliates or indemnitees, 332 in the United States, one in Canada, two in Puerto Rico and one in Guam. New cases are being filed at a higher rate than previously experienced, prompted in part by the Memorandum and reports of discussions leading to the Memorandum. See "Recent Developments". For example, between March 31, 1997 and June 24, 1997, 111 new cases were filed or served against RJRT and/or its affiliates or indemnitees. By comparison, in the entire second quarter of 1996, only 44 new actions were filed or served.

    The plaintiffs in these actions seek recovery on a variety of legal theories, including, among others, strict liability in tort, design defect, negligence, special duty, voluntary undertaking, breach of warranty, failure to warn, fraud, misrepresentation, unfair trade practices, conspiracy, aiding and abetting, unjust enrichment, anti-trust, Racketeering Influenced and Corrupt Organization Act ("RICO"), indemnity and common law public nuisance. Punitive damages, often in amounts ranging into the hundreds of millions or even billions of dollars, are specifically pleaded in a number of cases in addition to compensatory and other damages. Seven of the 332 cases active in the United States as of June 24, 1997 involve alleged non-smokers claiming injuries resulting from exposure to environmental tobacco smoke. Forty-eight of the active cases seek, inter alia, recovery of health care costs incurred by third parties to treat individuals suffering from diseases or conditions allegedly related to tobacco. The health care cost recovery actions have been filed primarily on behalf of states, but also on behalf of counties, cities, taxpayers, unions and others. Thirty-four cases purport to be class actions on behalf of thousands of individuals. Purported classes include individuals claiming to be addicted to cigarettes, individuals and their estates claiming illness and death from cigarette smoking, Blue Cross/Blue Shield subscribers claiming reimbursement for premiums paid and flight attendants alleging personal injury from exposure to environmental tobacco smoke in their workplace. The flight attendant case, the first purported class action to be tried, commenced trial on June 2, 1997.

    There has been a significant increase in the number of cases scheduled for trial either against RJRT or other members of the cigarette industry. As of June 24, 1997, RJRT had 15 cases scheduled for trial in 1997 in addition to one class action currently ongoing in Florida and one trial that has been successfully completed. The 15 cases scheduled for trial include three attorneys general cases and two class actions.

    Litigation is subject to many uncertainties, and it is possible that some or all of the tobacco-related legal actions, proceedings or claims could be decided against RJRT or its affiliates or indemnitees. Determinations of liability or adverse rulings against other cigarette manufacturers that are defendants in similar actions, even if such rulings are not final, could adversely affect the litigation against RJRT or its affiliates or indemnitees and could encourage an increase in the number of such claims.

    Although it is impossible to predict the outcome of such events on pending litigation and the rate at which new lawsuits are filed against RJRT and RJRN, a significant increase in litigation and/or in adverse outcomes for tobacco defendants could have an adverse effect on RJRT and RJRN. RJRT and RJRN each believe that they have a number of valid defenses to any such actions and intend to defend vigorously all such actions in which they are named defendants.

    RJRN believes that, notwithstanding the quality of defenses available to it and RJRT in litigation matters, it is possible that the results of operations or cash flows of RJRN in particular quarterly or annual periods or the financial condition of RJRN could be materially affected by the outcome of certain pending litigation matters (including litigation costs). Management is unable to predict the outcome of the litigation or to derive a meaningful estimate of the amount or range of any possible loss in any particular quarterly or annual period or in the aggregate.

    EFFECT OF MEMORANDUM

    LITIGATION. If enacted, the federal legislation provided for in the Memorandum would settle the present governmental, parens patriae and class actions and would bar similar actions from being maintained in the future. The legislation would also settle all addiction/dependence claims. However, until then the Memorandum provides that no stay applications will be made in pending governmental actions without mutual consent of the parties. RJRT is currently in discussions concerning certain state attorney general actions scheduled to be tried this year with regard to the postponement or settlement of such actions pending the enactment of the legislation contemplated by the Memorandum. No assurance can be given that a postponement or settlement will be achieved, or, if achieved, the terms thereof.

    The Memorandum preserves the rights of individuals to sue the tobacco industry and does not alter existing legal doctrine regarding the types of tort claims that can be brought. However, claimants could seek punitive damages only with respect to claims based upon conduct taking place after enactment of the legislation contemplated by the Memorandum. Except with respect to already pending actions, third-party payor (and similar) claims could be maintained only on a subrogated basis.

    The Memorandum contemplates that RJRT and other participating tobacco manufacturers would enter into a joint sharing agreement for civil liabilities. In general, annual payments for judgments and settlements arising from tort actions would be subject to a cap, with any excess above the cap rolled forward to the next year. Industry payments up to the cap would partially reduce the annual payments otherwise due from the industry. The tobacco companies would remain fully responsible for their defense costs in all tort actions. The Memorandum does not address payment of plaintiffs' counsel fees in the actions that would be settled. For information concerning the industry's monetary liability and uncertainties and contingencies related to the Memorandum, see "Recent Developments" above.

    REGULATION. If enacted, the legislation contemplated by the Memorandum would impose extensive restrictions on the advertising and marketing of tobacco-related products. It would also seek to expand existing restrictions on underage access to tobacco products by, among other things, requiring any entity that sells directly to consumers to obtain and maintain a federal license and abide by certain minimum federal standards. In addition, the legislation would implement a "look back" provision that would require the tobacco industry to pay substantial economic surcharges if certain required reductions in underage use of tobacco products are not met. Finally, the tobacco companies would submit to comprehensive regulation by the Food and Drug Administration ("FDA"), which would include FDA authority to reduce or eliminate nicotine from cigarettes at certain times and under certain circumstances, and consent to the regulation of smoking at work and in public by the Occupational Safety and Health Administration.

    For additional information on current regulation, legislation and litigation relating to the cigarette industry and RJRT, see "Recent Developments" in this Prospectus Supplement, and RJRN's annual report on Form 10-K for the year ended December 31, 1996 under "Business--Tobacco--Legislation and Other Matters Affecting the Cigarette Industry" and "--Litigation Affecting the Cigarette Industry" and RJRN's quarterly report on Form 10-Q for the quarter ended March 31, 1997 under Part II. Item 1 "Legal Proceedings", Part I. Item 1 "Financial Statements--Note 2 to the Consolidated Condensed Financial Statements" and Part
I. Item 2 "Management's Discussion and Analysis of Financial Condition and Results of Operations--Tobacco," all of which are incorporated herein by reference.

HOLDING COMPANY STRUCTURE

    The operations of RJRN are conducted through its subsidiaries and, therefore, RJRN is substantially dependent on the earnings and cash flow of its subsidiaries to meet its debt obligations, including its obligations with respect to the Notes. Because the assets of its subsidiaries constitute effectively all of the assets of RJRN, and because these subsidiaries do not guarantee the payment of principal of and interest on the Notes, claims of holders of the Notes will be effectively subordinated to the claims of creditors of RJRN's subsidiaries, including Nabisco and RJRT, with respect to the assets of such subsidiaries. Under the legislation contemplated by the Memorandum, if enacted, these claims of creditors would include all monetary amounts due under such legislation and all residual liabilities for smoking and health claims. Such claims would receive priority in any bankruptcy or reorganization proceeding of RJRT.

RANKING

    The Notes will be unsubordinated and unsecured obligations of RJRN ranking PARI PASSU with all existing and future unsubordinated and unsecured obligations of RJRN. At March 31, 1997, RJRN had approximately $5.1 billion of debt that is PARI PASSU with the Notes and no debt that is, by its terms, senior or subordinated to the Notes. At the same date, subsidiaries of RJRN had approximately $5.2 billion of debt (excluding intercompany debt).

LEVERAGE AND DEBT SERVICE

    At March 31, 1997, RJRN, on a consolidated basis, had outstanding total debt, total stockholder's equity and total capital of approximately $10.3 billion, $11.7 billion and $22.0 billion, respectively. Accordingly, RJRN's ratios of total debt to total stockholder's equity and total debt to total capital were .88 to 1 and .47 to 1, respectively. All amounts and ratios are expressed on a consolidated basis.

    The ratios of total debt to total stockholder's equity of RJRN may continue to have the effect, generally, of restricting the flexibility of RJRN in responding to changing business and economic conditions insofar as they affect the financial condition and financing requirements of RJRN and its subsidiaries.

RESTRICTIONS IN CREDIT AGREEMENTS

    RJRN is a party to certain credit agreements (the "RJRN Credit Agreements") that impose operating and financial restrictions on RJRN and its subsidiaries by limiting the ability of RJRN and its subsidiaries to incur indebtedness, engage in transactions with stockholders and affiliates, create liens, sell or dispose of certain assets including stock of Nabisco and Nabisco Holdings and engage in certain mergers or consolidations.

    Nabisco Holdings and Nabisco are parties to certain credit agreements (the "Nabisco Credit Agreements") that limit the amount of dividends, loans, advances and other payments by Nabisco Holdings and its subsidiaries to RJRN and its subsidiaries, subject to certain exceptions. In particular, dividends and distributions by Nabisco Holdings and Nabisco to third parties, including RJRN, are generally limited to $300 million plus 50% of Nabisco Holdings' cumulative consolidated net income since January 1, 1995. Nabisco Holdings currently pays regular quarterly dividends on its shares of common stock, including the 213,250,000 shares held by RJRN, of $.175 per share or $.70 per share on an annualized basis. RJRN does not believe that the provisions of the Nabisco Credit Agreements will limit the ability of Nabisco Holdings to pay its anticipated regular quarterly dividends.

                              DESCRIPTION OF NOTES

    The following description of the particular terms of the Notes supplements the description of the general terms and provisions of the Notes set forth in the accompanying Prospectus under "Description of Debt Securities."

    The Seven Year Notes will be limited to an aggregate principal amount of $150,000,000 and the Ten Year Notes will be limited to an aggregate principal amount of $200,000,000. The Notes will be issued in fully registered form only in the form of global notes registered in the name of Cede & Co., the nominee of DTC. Beneficial interests in the Notes will be shown on, and transfers thereof will be offered only through, records maintained by DTC and its participants. See "Description of Debt Securities--Global Securities" in the accompanying Prospectus. The Notes will not be issued in definitive form except in the circumstances described under such caption in the Prospectus.

    The Seven Year Notes will mature on July 1, 2004, and the Ten Year Notes will mature on July 1, 2007. Interest on the Notes will be payable semi-annually on January 1 and July 1 of each year commencing January 1, 1998 until maturity at the respective annual interest rates shown on the cover page hereof. Interest on the Notes will accrue from July 1, 1997. Interest will be payable to the persons in whose names the Notes are registered at the close of business on the preceding December 15 and June 15, respectively, by check mailed to the address of such person as it appears on the security register for the Company or, at the option of the Company, by wire transfer as provided in the Indenture. Payment of principal at maturity will be made upon presentation of the Notes, and the Notes may be presented for registration of transfer and exchange, at the office of the Company in New York, New York. The Company has designated the corporate trust office of the Trustee, currently located at 111 Wall Street, New York, New York, 10034, as its office for such purposes.

    The Seven Year Notes and the Ten Year Notes will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points in the case of the Seven Year Notes or 25 basis points in the case of the Ten Year Notes, plus, in each case, accrued interest thereon to the date of redemption.

    "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

    "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

    "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or
(B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

    "Reference Treasury Dealer" means each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Chase Securities Inc. and Deutsche Morgan Grenfell Inc. and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

    Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Notes to be redeemed.

    Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the several Underwriters named below, and each of the Underwriters (for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are acting as joint lead managers in the case of the Seven Year Notes and for whom Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint lead managers in the case of the Ten Year Notes) has severally agreed to purchase the principal amount of Seven Year Notes and Ten Year Notes set forth opposite its name below:

                                                                   PRINCIPAL AMOUNT
                                                                    OF SEVEN YEAR      PRINCIPAL AMOUNT
             UNDERWRITER                                                NOTES          OF TEN YEAR NOTES
----------------------------------------------------------------  ------------------  -------------------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated .........................................   $     50,250,000     $    67,000,000
Morgan Stanley & Co. Incorporated...............................         50,250,000          67,000,000
Chase Securities Inc. ..........................................         17,250,000          23,000,000
Deutsche Morgan Grenfell Inc. ..................................         17,250,000          23,000,000
ABN AMRO Securities (USA), Inc..................................          5,000,000           --
BancAmerica Securities, Inc. ...................................          --                  5,000,000
BT Securities Corporation ......................................          5,000,000           --
CIBC Wood Gundy Securities Corp.................................          5,000,000           --
Citicorp Securities, Inc. ......................................          --                  5,000,000
Credit Suisse First Boston Corporation .........................          --                  5,000,000
UBS Securities LLC .............................................          --                  5,000,000
                                                                  ------------------  -------------------
          Total.................................................   $    150,000,000     $   200,000,000
                                                                  ------------------  -------------------
                                                                  ------------------  -------------------

    Under the terms of the Underwriting Agreements, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

    The Underwriters propose to offer the Notes directly to the public at the initial public offering price set forth on the cover page hereof and in part to certain securities dealers at such price less a concession of .375% of the principal amount of the Seven Year Notes and .4% of the principal amount of the Ten Year Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .25% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the joint lead managers.

    In the Underwriting Agreements, the Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof. Each series of Notes is a new issue of securities with no established trading market. The Company does not intend to apply for listing of either series of Notes on any national securities exchange. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes. However, the Underwriters are not obligated to do so and may discontinue market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

    In connection with the offerings of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot in connection with the offerings of the Notes, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, Notes in the open market to cover syndicate shorts or to stabilize the price of the Notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Notes in the offerings of the Notes, if the syndicate repurchases previously distributed Notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in any of these activities, and may end any of them at any time.

    Certain of the Underwriters or their affiliates have provided from time to time, and expect to provide in the future investment or commercial banking services to the Company and its affiliates, for which such Underwriters or their affiliates have received and will receive customary fees and commissions.

                                 LEGAL MATTERS

    The validity of the Notes will be passed upon for the Company by Robert F. Sharpe, Jr., Esq., Senior Vice President and General Counsel of the Company. Mr. Sharpe holds options to purchase in the aggregate less than 0.1% of the common stock of Holdings, which owns all of the capital stock of the Company. Certain legal matters in connection with the Notes will be passed upon for the Company by Davis Polk & Wardwell, New York, New York.

    Certain other legal matters in connection with the Notes will be passed upon for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. Simpson Thacher & Bartlett has in the past and may continue to provide legal services to the Company and its affiliates.

     [LOGO]

                               RJR NABISCO, INC.
                                DEBT SECURITIES

                               ------------------

    RJR Nabisco, Inc. (the "Company") may offer from time to time its debt securities in one or more series (the "Debt Securities") with an aggregate initial public offering price of up to $1,044,945,000 (or the equivalent in foreign denominated currency or units based on or relating to currencies, including European Currency Units). The Company will offer Debt Securities to the public on terms determined by market conditions. Debt Securities may be issuable in registered form without coupons or in bearer form with or without coupons attached. Securities may be sold for U.S. dollars, foreign denominated currency or currency units; principal of and any interest on Debt Securities likewise may be payable in U.S. dollars, foreign denominated currency or currency units--in each case, as the Company specifically designates. See "Description of Debt Securities."

    The Debt Securities will be general obligations of the Company and will rank PARI PASSU with all other senior indebtedness of the Company. Because the Company is a holding company, however, the Debt Securities will effectively be subordinated to the claims of creditors of the Company's subsidiaries. See "Description of Debt Securities--Ranking."

    The accompanying Prospectus Supplement sets forth the specific designation, aggregate principal amount, purchase price, maturity, interest rate (or manner of calculation thereof), time of payment of interest (if any), listing (if any) on a securities exchange and any other specific terms of the Debt Securities and the name of and compensation to each dealer, underwriter or agent (if any) involved in the sale of the Debt Securities. The managing underwriters with respect to each series sold to or through underwriters will be named in the accompanying Prospectus Supplement.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                        CRIMINAL OFFENSE.

                            ------------------------

    The Debt Securities may be offered directly to purchasers or through underwriters or through agents designated from time to time, as set forth in the accompanying Prospectus Supplement. Net proceeds to the Company will be the purchase price in the case of a dealer, the public offering price less discount in the case of an underwriter, the purchase price less commission in the case of an agent--in each case, less other expenses attributable to issuance and distribution. See "Plan of Distribution" for possible indemnification arrangements for dealers, underwriters and agents.

                            ------------------------

                 The date of this Prospectus is July 17, 1995.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and also are available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information also can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which exchange certain of the Company's securities are listed.

    This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Debt Securities. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents heretofore filed with the Commission by the Company (File No. 1-6388) pursuant to the Exchange Act are incorporated by reference and shall be deemed a part hereof:

    (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1994, as amended by Form 10-K/A,

    (b) Quarterly Report on Form 10-Q for the fiscal quarter ended March 31,
1995,

    (c) Current Reports on Form 8-K filed by the Company on May 18, 1995, May 24, 1995, and May 25, 1995, and

    (d) All documents filed by the Company pursuant to sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    Copies of the documents incorporated herein by reference (excluding exhibits unless such exhibits are specifically incorporated by reference into such documents) may be obtained upon request without charge by persons, including beneficial owners, to whom this Prospectus is delivered. Requests should be made to RJR Nabisco, Inc., Attention: Investor Relations Department, 1301 Avenue of the Americas, New York, New York 10019, telephone number (212) 258-5600.

    IN CONNECTION WITH THE OFFERING OF CERTAIN SECURITIES, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OPEN MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

    The operating subsidiaries of the Company comprise one of the largest tobacco and packaged food companies in the world. In the United States, the tobacco business is conducted by R. J. Reynolds Tobacco Company ("RJRT"), the second largest manufacturer of cigarettes, and the packaged food business is conducted by Nabisco Holdings Corp. ("Nabisco Holdings") through its wholly owned subsidiary, Nabisco, Inc. ("Nabisco"), the largest manufacturer and marketer of cookies and crackers. The Company owns approximately 80.5% of the economic interest and approximately 97.6% of the voting power of Nabisco Holdings. Tobacco operations outside the United States are conducted by R. J. Reynolds Tobacco International, Inc. ("Tobacco International") and packaged food operations outside the United States are conducted by Nabisco International, Inc. ("Nabisco International") and Nabisco Ltd., subsidiaries of Nabisco. RJRT's and Tobacco International's tobacco products are sold around the world under a variety of brand names. Food products are sold in the United States, Canada, Latin America and certain other international markets.

    RJRT's largest selling cigarette brands in the United States include WINSTON, DORAL, CAMEL, SALEM, VANTAGE and MONARCH. RJRT's other cigarette brands, including NOW, MORE, BEST VALUE, STERLING, MAGNA and CENTURY, are marketed to meet a variety of smoker preferences. All RJRT brands are marketed in a variety of styles. Tobacco International operates in over 160 markets around the world and is the second largest of two international cigarette producers that have significant positions in the American Blend segment of the international tobacco market.

    Nabisco's domestic operations represent one of the largest packaged food businesses in the world. Through its domestic divisions, Nabisco manufactures and markets cookies, crackers, snack foods, hard and bite-size candy, gum, nuts, hot cereals, margarine, pet foods, dry-mix dessert products and other grocery products under established and well-known trademarks, including OREO, CHIPS AHOY!, NEWTONS, SNACKWELL'S, RITZ, PREMIUM, LIFE SAVERS, PLANTERS, A.1., GREY POUPON, MILK-BONE, CREAM OF WHEAT, FLEISCHMANN'S and BLUE BONNET. Nabisco International is also a leading producer of biscuits, baking powder, powdered desserts industrial yeasts and processed milk products in many of the 17 Latin American countries in which it has operations. Nabisco Ltd. conducts Nabisco's Canadian operations through a biscuit division and a grocery division. Excluding private label brands, the biscuit division produced nine of the top ten cookies and nine of the top ten crackers in Canada in 1994.

    The principal executive offices of the Company are located at 1301 Avenue of the Americas, New York, New York 10019; its telephone number is (212) 258-5600.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The ratio of earnings to fixed charges for the three months ended March 31, 1995 and for each of the periods in the five-year period ended December 31, 1994 are as follows:

                                                          THREE MONTHS
                                                              ENDED
                                                            MARCH 31,             FOR THE YEARS ENDED DECEMBER 31,
                                                                           ----------------------------------------------
                                                              1995            1994         1993              1992
                                                        -----------------     -----        -----     --------------------

                                                                              (DOLLARS IN MILLIONS)
                                                                                   (UNAUDITED)
Ratio of earnings to fixed charges....................            2.5             2.2          1.1           2.0
Deficiency in the coverage of fixed charges by
  earnings before fixed charges.......................         --              --           --          --         --


                                                           1991        1990
                                                           -----     ---------

Ratio of earnings to fixed charges....................         1.3      --
Deficiency in the coverage of fixed charges by
  earnings before fixed charges.......................      --       $     143

    For purposes of these computations, earnings before fixed charges consist of income (loss) before extraordinary item plus income taxes and fixed charges. Income (loss) before extraordinary item includes amortization of trademarks and goodwill and depreciation expense. Fixed charges consist of interest on indebtedness, amortization of debt issuance costs, capitalized interest and that portion of operating rental expense representative of the interest factor.

                                USE OF PROCEEDS

    The net proceeds from the sale of the Debt Securities will be used for general corporate purposes, which may include refinancings of indebtedness, working capital, capital expenditures, acquisitions and repurchases and redemptions of securities. Pending such uses, proceeds may be used to repay indebtedness under the Company's revolving credit facility or for short-term liquid investments.

                         DESCRIPTION OF DEBT SECURITIES

    The Debt Securities will be issued under an Amended and Restated Indenture dated as of July 24, 1995 (the "Indenture") between the Company and Citibank, N.A., as trustee (the "Trustee"). The Indenture is included as an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indenture and the Debt Securities do not purport to be complete and such summaries are subject to the detailed provisions of the Indenture to which reference is hereby made for a full description of such provisions, including the definition of certain terms used herein, and for other information regarding the Debt Securities. Numerical references in parentheses below are to sections in the Indenture. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. Any Debt Securities offered by this Prospectus and the accompanying Prospectus Supplement are referred to herein as the "Offered Debt Securities."

GENERAL

    The Indenture does not limit the amount of additional indebtedness that the Company may incur; however, the Indenture does limit the amount of additional Funded Debt (as hereinafter defined) that may be incurred by Restricted Subsidiaries (as hereinafter defined) of the Company to 10% of Consolidated Net Worth (as hereinafter defined). The Debt Securities will rank PARI PASSU with all other unsubordinated indebtedness of the Company.

    The Indenture provides that Debt Securities may be issued from time to time in one or more series and may be denominated and payable in foreign currencies or units based on or relating to foreign currencies, including European Currency Units ("ECUs"). Special United States federal income tax considerations applicable to any Debt Securities so denominated are described in the relevant Prospectus Supplement.

    Reference is made to the Prospectus Supplement for the following terms of and information relating to the Offered Debt Securities (to the extent such terms are applicable to such Offered Debt Securities): (i) the specific designation, aggregate principal amount, purchase price and denomination; (ii) the currency or units based on or relating to currencies in which such Offered Debt Securities are demoninated and/or in which principal of, premium, if any, and/or any interest on such Offered Debt Securities will or may be payable;
(iii) any date of maturity; (iv) interest rate or rates (or the method by which such rate will be determined), if any; (v) the dates on which any such interest will be payable; (vi) the place or places where the principal of, premium, if any, and any interest on the Offered Debt Securities will be payable; (vii) any redemption, repayment or sinking fund provisions; (viii) whether the Offered Debt Securities will be issuable in registered form or bearer form ("Bearer Debt Securities") or both and, if Bearer Debt Securities are issuable, any restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of Bearer Debt Securities; (ix) any applicable United States federal income tax consequences, including whether and under what circumstances the Company will pay additional amounts on Offered Debt Securities held by a person who is not a U.S. person (as defined in the Prospectus Supplement) in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Company will have the option to redeem such Offered Debt Securities rather than pay such additional amounts; and (x) any other specific terms of the Offered Debt Securities, including any additional events of default or covenants provided for with respect to such Offered Debt Securities, and any terms which may be required by or be advisable under applicable laws or regulations.

    Debt Securities may be presented for exchange and registered Debt Securities may be presented for transfer in the manner, at the places and subject to the restrictions set forth in the Debt Securities and the Prospectus Supplement. Subject to the limitations provided in the Indenture, such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith. Debt Securities in bearer form and the coupons, if any, appertaining thereto will be transferable by delivery.

    Debt Securities will bear interest at a fixed rate (a "Fixed Rate Security") or a floating rate (a "Floating Rate Security"). Debt Securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate will be sold at a discount below their stated principal amount. Special United States federal income tax considerations applicable to any such discounted Debt Securities or to certain Debt Securities issued at par which are treated as having been issued at a discount for United States federal income tax purposes are described in the relevant Prospectus Supplement.

    Debt Securities may be issued, from time to time, with the principal amount payable on any principal payment date, or the amount of interest payable on any interest payment date, to be determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such Debt Securities may receive a principal amount on any principal payment date, or a payment of interest on any interest payment date, that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value on such dates of the applicable currency, commodity, equity index or other factors. Information as to the methods for determining the amount of principal or interest payable on any date, the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked and certain additional tax considerations will be set forth in the applicable Prospectus Supplement.

RANKING

    The Debt Securities, when issued, will rank PARI PASSU in right of payment with the senior indebtedness of the Company and senior in right of payment to any future subordinated debt of the Company. However, claims of holders of the Debt Securities will be effectively subordinated to the claims of holders of the debt of the Company's subsidiaries, including Nabisco, with respect to the assets of such subsidiaries. The amount of debt which is PARI PASSU with the Debt Securities and the amount of debt to which holders of the Debt Securities are effectively subordinated as of the end of the most recently completed fiscal quarter is included in the accompanying Prospectus Supplement or incorporated herein by reference.

    The Debt Securities may, under certain circumstances, be equally and ratably secured with other senior indebtedness of the Company. See "Certain Covenants of the Company--Restrictions on Liens."

GLOBAL SECURITIES

    The registered Debt Securities of a series may be issued in the form of one or more fully registered global Debt Securities (a "Registered Global Security") that will be deposited with a depositary (a "Depositary"), with the Trustee, as custodian for a Depositary, or with a nominee for a Depositary identified in the Prospectus Supplement relating to such series and registered in the name of the Depositary or a nominee thereof. In such case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered Debt Securities of the series to be represented by such Registered Global Security or Registered Global Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. The Depositary currently accepts only Debt Securities that are denominated in U.S. dollars.

    The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

    Ownership of beneficial interests in a Registered Global Security will be limited to persons that have accounts with the Depositary for such Registered Global Security ("participants") or persons that may hold interests through participants. Upon the issuance of a Registered Global Security, the Depositary for such Registered Global Security will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Debt Securities represented by such Registered Global Security beneficially owned by such participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of such Debt Securities. Ownership of beneficial interests in such Registered Global Security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary for such Registered Global Security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in Registered Global Securities.

    So long as the Depositary for a Registered Global Security, or its nominee, is the registered owner of such Registered Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Registered Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Registered Global Security will not be entitled to have the Debt Securities represented by such Registered Global Security registered in their names, and will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Registered Global Security must rely on the procedures of the Depositary for such Registered Global Security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of holders or if any owner of a beneficial interest in a Registered Global Security desires to give or take any action which a holder is entitled to give or take under the Indenture, the Depositary for such Registered Global Security would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instruction of beneficial owners holding through them.

    Payments of principal of, premium, if any, and any interest on Debt Securities represented by a Registered Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Company expects that the Depositary for any Debt Securities represented by a Registered Global Security, upon receipt of any payment of principal, premium, if any, or any interest in respect of such Registered Global Security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such Registered Global Security as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

    If the Depositary for any Debt Securities represented by a Registered Global Security notifies the Company that it is at any time unwilling or unable to continue as Depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor Depositary registered as a clearing agency under the Exchange Act is not appointed by the Company within 90 days, the Company will issue such Debt Securities in definitive form in exchange for such Registered Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Registered Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for all of the Registered Global Security or Registered Global Securities representing such Debt Securities. Any Debt Securities issued in definitive form in exchange for a Registered Global Security will be registered in such name or names as the Depositary shall instruct the Trustee. It is expected that such instructions will be based upon directions received by the Depositary from participants with respect to ownership of beneficial interests in such Registered Global Security. The Debt Securities of a series may also be issued in the form of one or more bearer global Securities (a "Bearer Global Security") that will be deposited with a common depositary for Euro-clear and CEDEL, or with a nominee for such depositary identified in the Prospectus Supplement relating to such series. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of Debt Securities to be represented by a Bearer Global Security will be described in the Prospectus Supplement relating to such series.

CERTAIN COVENANTS OF THE COMPANY

    The following restrictions apply to each series of Debt Securities unless the terms of such series of Debt Securities provided otherwise.

    RESTRICTIONS ON LIENS. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, mortgage or pledge as security for any indebtedness any shares of stock, indebtedness or other obligations of a Subsidiary (as hereinafter defined) or any Principal Property (as hereinafter defined) of the Company or a Restricted Subsidiary, whether such shares of stock, indebtedness or other obligations of a Subsidiary or Principal Property is owned at the date of the Indenture or thereafter acquired, unless the Company secures or causes such Restricted Subsidiary to secure the outstanding Debt Securities equally and ratably with all indebtedness secured by such mortgage or pledge, so long as such indebtedness shall be so secured. This covenant does not apply in the case of: (a) the creation of any mortgage, pledge or other lien or any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property acquired after the date of the Indenture (including acquisitions by way of merger or consolidation) by the Company or a Restricted Subsidiary contemporaneously with such acquisition, or within 120 days thereafter, to secure or provide for the payment or financing of any part of the purchase price thereof, or the assumption of any mortgage, pledge or other lien upon any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property acquired after the date of Indenture existing at the time of such acquisition, or the acquisition of any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property subject to any mortgage, pledge or other lien without the assumption thereof, PROVIDED that every such mortgage, pledge or lien referred to in this clause (a) shall attached only to the shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property so acquired and fixed improvements thereon;
(b) any mortgage, pledge or other lien on any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property existing at the date of the Indenture; (c) any mortgage, pledge or other lien on any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property in favor of the Company or any Restricted Subsidiary; (d) any mortgage, pledge or other lien on Principal Property being constructed or improved securing loans to finance such construction or improvements; (e) any mortgage, pledge or other lien on shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property incurred in connection with the issuance of tax exempt governmental obligations; and (f) any renewal of or substitution for any mortgage, pledge or other lien permitted by any of the preceding clauses (a) through (e), PROVIDED, in the case of a mortgage, pledge or other lien permitted under clause (a), (b) or (d), the debt secured is not increased nor the lien extended to any additional assets. (SECTION 3.6(A)) Notwithstanding the foregoing, the Company or any Restricted Subsidiary may create or assume liens in addition to those permitted by clauses (a) through (f), and renew, extend or replace such liens, PROVIDED that at the time of such creation, assumption, renewal, extension or replacement, and after giving effect thereto, Exempted Debt (as hereinafter defined) does not exceed 10% of Consolidated Net Worth. (SECTION 3.6(B))

    RESTRICTIONS ON SALE AND LEASE-BACK TRANSACTIONS. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, sell or transfer, directly or indirectly, except to the Company or a Restricted Subsidiary, any Principal Property as an entirety, or any substantial portion thereof, with the intention of taking back a lease of such property, except a lease for a period of three years or less at the end of which is intended that the use of such property by the lessee will be discontinued; PROVIDED that, notwithstanding the foregoing, the Company or any Restricted Subsidiary may sell any such Principal Property and lease it back for a longer period (a) if the Company or such Restricted Subsidiary would be entitled, pursuant to the provisions of Section 3.6(a) of the Indenture described above under "Certain Covenants of the Company--Restrictions on Liens," to create a mortgage on the property to be leased securing Funded Debt in an amount equal to the Attributable Debt (as hereinafter defined) with respect to such sale and lease-back transaction without equally and ratably securing the outstanding Debt Securities or (b) if (i) the Company promptly informs the Trustee of such transaction, (ii) the net proceeds of such transaction are at least equal to the fair value (as determined by board resolution of the Company) of such property and (iii) the Company causes an amount equal to the net proceeds of the sale to be applied to the retirement, within 120 days after receipt of such proceeds, of Funded Debt incurred or assumed by the Company or a Restricted Subsidiary (including the Debt Securities); PROVIDED further that, in lieu of applying all of or any part of such net proceeds to such retirement, the Company may, within 75 days after such sale, deliver or cause to be delivered to the applicable trustee for cancellation either debentures or notes evidencing Funded Debt of the Company (which may include the outstanding Debt Securities) or of a Restricted Subsidiary previously authenticated and delivered by the applicable trustee, and not theretofore tendered for sinking fund purposes or called for a sinking fund or otherwise applied as a credit against an obligation to redeem or retire such notes or debentures. If the Company so delivers debentures or notes to the applicable trustee with an Officers' Certificate, the amount of cash which the Company will be required to apply to the retirement of Funded Debt will be reduced by an amount equal to the aggregate of the then applicable optional redemption prices (not including any optional sinking fund redemption prices) of such debentures or notes, or if there are no such redemption prices, the principal amount of such debentures or notes, PROVIDED, that in the case of debentures or notes which provide for an amount less than the principal amount thereof to be due and payable upon a declaration of the maturity thereof, such amount of cash shall be reduced by the amount of principal of such debentures or notes that would be due and payable as of the date of such application upon a declaration of acceleration of the maturity thereof pursuant to the terms of the indenture pursuant to which such debentures or notes were issued. (SECTION 3.7(A)) Notwithstanding the foregoing, the Company or any Restricted Subsidiary may enter into sale and lease-back transactions in addition to those permitted in this paragraph and without any obligation to retire any outstanding Debt Securities or other Funded Debt, PROVIDED that at the time of entering into such sale and lease-back transactions and after giving effect thereto, Exempted Debt does not exceed 10% of Consolidated Net Worth. (SECTION 3.7(B))

    RESTRICTIONS ON FUNDED DEBT OF RESTRICTED SUBSIDIARIES. The Indenture provides that the Company will not permit any Restricted Subsidiary (a) to create, assume or permit to exist any Funded Debt other than (i) Funded Debt secured by a mortgage, pledge or lien which is permitted to such Restricted Subsidiary under the provisions described above under the "Certain Covenants of the Company--Restrictions on Liens," (ii) Funded Debt owed to the Company or any Restricted Subsidiary, (iii) Funded Debt of a corporation existing at the time it becomes a Restricted Subsidiary, (iv) Funded Debt existing on the date of the Indenture, (v) Funded Debt created in connection with the issuance of tax exempt governmental obligations or (vi) renewals, extensions or replacements of the foregoing, or (b) to guarantee, directly or indirectly through any arrangement which is substantially the equivalent of a guarantee, any Funded Debt except for
(i) guarantees existing on the date of the Indenture, (ii) guarantees which, on the date of the Indenture, a Restricted Subsidiary is obligated to give (iii) guarantees of Funded Debt secured by a mortgage, pledge or lien which is permitted to such Restricted Subsidiary under the provisions described above under "Certain Covenants of the Company--Restrictions on Liens" or (iv) renewals, extensions or replacements of the foregoing. (SECTION 3.8(A)) Notwithstanding the foregoing, any Restricted Subsidiary may create, assume or guarantee Funded Debt in addition to that permitted in this paragraph, and renew, extend or replace such Funded Debt, PROVIDED that at the time of such creation, assumption, guarantee, renewal, extension or replacement, and after giving effect thereto, Exempted Debt does not exceed 10% of Consolidated Net Worth. (SECTION 3.8(B))

    The Indenture does not contain provisions which would afford the holders of the Debt Securities protection in the event of a decline in the Company's credit quality resulting from a change of control transaction, a highly leveraged transaction or other similar transactions involving the Company.

CERTAIN DEFINITIONS

    The term "Attributable Debt" as defined in the Indenture means, when used in connection with a sale and lease-back transaction, at any date as of which the amount thereof is to be determined, the product of (a) the net proceeds from such sale and lease-back transaction multiplied by (b) a fraction, the numerator of which is the number of full years of the term of the lease relating to the property involved in such sale and lease-back transaction (without regard to any options to renew or extend such term) remaining at the date of the making of such computation and the denominator of which is the number of full years of the term of such lease measured from the first day of such term.

    The term "Consolidated Net Worth" as defined in the Indenture means, at any date of determination, the consolidated stockholder's equity of the Company, as set forth on the then most recently available consolidated balance sheet of the Company and its consolidated Subsidiaries; PROVIDED that if at such date Nabisco Holdings, including its successors and assigns, is a consolidated Subsidiary of the Company, such calculation shall be increased by (i) the amount of the minority interest in Nabisco Holdings, including its successors and assigns, as set forth on the then most recently available consolidated balance sheet of the Company and its consolidated Subsidiaries, and reduced by (ii) the consolidated stockholders' equity of

Nabisco Holdings, including its successors and assigns, as set forth on the then most recently available consolidated balance sheet of Nabisco Holdings and its consolidated subsidiaries; PROVIDED FURTHER that if at such date Nabisco Holdings, including its successors and assigns, is not a consolidated Subsidiary of the Company, such calculation shall be reduced by the amount of the Company's investment in Nabisco Holdings, including its successors and assigns, if any, as set forth on the then most recently available consolidated balance sheet of the Company and its consolidated Subsidiaries.

    The term "Exempted Debt" as defined in the Indenture means the sum, without duplication, of the following items outstanding as of the date Exempted Debt is being determined: (i) indebtedness of the Company and the Restricted Subsidiaries incurred after the date of the Indenture and secured by liens created, assumed or otherwise incurred or permitted to exist pursuant to Section 3.6(b) of the Indenture described above under "Certain Covenants of the Company--Restrictions on Liens"; (ii) Attributable Debt of the Company and the Restricted Subsidiaries in respect of all sale and lease-back transactions with regard to any Principal Property entered into pursuant to Section 3.7(b) of the Indenture described above under "Certain Covenants of the Company--Restrictions on Sale and Lease-Back Transactions"; and (iii) Funded Debt of Restricted Subsidiaries created, assumed, guaranteed or otherwise incurred or permitted to exist pursuant to Section 3.8(b) of the Indenture described above under "Certain Covenants of the Company--Restrictions on Funded Debt of Restricted Subsidiaries".

    The term "Funded Debt" as defined in the Indenture means all indebtedness for money borrowed, including purchase money indebtedness, having a maturity of more than one year from the date of its creation or having a maturity of less than one year but by its terms being renewable or extendible, at the option of the obligor in respect thereof, beyond one year from its creation.

    The terms "Principal Property" as defined in the Indenture means land, land improvements, buildings and associated factory and laboratory equipment owned or leased pursuant to a capital lease and used by the Company or a Restricted Subsidiary primarily for processing, producing, packaging or storing its products, raw materials, inventories, or other materials and supplies and located within the United States of America and having an acquisition cost plus capitalized improvements in excess of 2% of Consolidated Net Worth, as of the date of such determination, but not including any such property financed through the issuance of tax exempt governmental obligations, or any such property that has been determined by board resolution of the Company not to be of material importance to the respective businesses conducted by the Company or such Restricted Subsidiary effective as of the date such resolution is adopted.

    The term "Restricted Subsidiary" as a defined in the Indenture means any Subsidiary organized and existing under the laws of the United States of America and the principal business of which is carried on within the United States of America which owns or is a lessee pursuant to a capital lease of any Principal Property and in which the investment of the Company and all its Subsidiaries exceeds 5% of Consolidated Net Worth as of the date of such determination other than (i) each Subsidiary the major part of whose business consists of finance, banking, credit, leasing, insurance, financial services or other similar operations, or any combination thereof; (ii) each Subsidiary formed or acquired after the date of the Indenture for the purpose of acquiring the business or assets of another person and which does not acquire all or any substantial part of the business or assets of the Company or any Restricted Subsidiary; and (iii) Nabisco Holdings, each subsidiary of Nabisco Holdings and each of their successors and assigns. However, the Board of Directors of the Company may declare any such Subsidiary to be a Restricted Subsidiary. The principal Restricted Subsidiary as of the date hereof is RJRT.

    The term "Subsidiary" as defined in the Indenture means any corporation of which at least a majority of all outstanding stock having by the terms thereof ordinary voting power in the election of directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation has or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, owned by the Company, or by one or more Subsidiaries of the Company or by the Company and one or more Subsidiaries.

RESTRICTIONS ON MERGERS AND SALES OF ASSETS

    Nothing contained in the Indenture or in the Debt Securities will prevent any consolidation or merger of the Company into any other corporation or corporations (whether or not affiliated with the Company), or successive consolidations or mergers to which the Company or its successor will be a party, or will prevent any sale, lease or conveyance of the property of the Company, as an entirety or substantially as an entirety; PROVIDED that upon any such consolidation, merger, sale, lease or conveyance to which the Company is a party and in which the Company is not the surviving corporation, the due and punctual performance and observance of all of the covenants and conditions of the Indenture to be performed or observed by the Company and the due and punctual payment of the principal of and interest on all of the Debt Securities, according to their tenor, shall be expressly assumed by supplemental indenture satisfactory in form to the Trustee, executed and delivered to the Trustee, by the corporation formed by such consolidation, or into which the Company shall have been merged, or which shall have acquired such property. (SECTION 9.1)

EVENTS OF DEFAULT

    An Event of Default with respect to any series of Debt Securities is defined under the Indenture as being: (a) default in payment of any principal of the Debt Securities of such series when the same shall become due and payable, either at maturity, upon any redemption, by declaration or otherwise; (b) default for 30 days in payment of any interest on any Debt Securities of such series; (c) default in the payment of any sinking fund installment on the Debt Securities of such series when the same shall become due and payable; (d) default for 90 days after written notice in the observance or performance of any other covenant or agreement in respect of the Debt Securities of such series;
(e) certain events of bankruptcy, insolvency or reorganization; and (f) any other Event of Default provided in a supplemental indenture or board resolution relating to such securities. (SECTION 5.1)

    The Indenture provides that (a) if an Event of Default due to the default in payment of principal of, premium, if any, or any interest on, any series of Debt Securities or due to the default in the performance or breach of any other covenant or warranty of the Company applicable to the Debt Securities of such series but not applicable to all outstanding Debt Securities shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of the Debt Securities of each affected series then outstanding (voting as a single class) by notice in writing may then declare the principal of all Debt Securities of all such affected series and interest accrued thereon to be due and payable immediately; and (b) if an Event of Default due to a default in the performance of any other of the covenants or agreements in the Indenture applicable to all outstanding Debt Securities or due to certain events of bankruptcy, insolvency and reorganization of the Company shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of all Debt Securities then outstanding (treated as one class) by notice in writing may declare the principal of all Debt Securities and interest accrued thereon to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults may be waived (except a continuing default in payment of principal of, premium, if any, or any interest on such Debt Securities) by the holders of a majority in principal amount of the Debt Securities of all affected series then outstanding. (SECTION 5.1)

    The Indenture contains a provision entitling the Trustee, subject to the duty of the trustee during a default to act with the required standard of care, to be indemnified by the holders of Debt Securities before proceeding to exercise any right or power under the Indenture at the request of such holders. (SECTION 5.6) Subject to such provisions in the Indenture for the indemnification of the Trustee and certain other limitations, the holders of a majority in aggregate principal amount of the Debt Securities of each affected series then outstanding (with each such series voting as a separate class) may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee. (SECTION 5.9)

    The Indenture provides that no holder of Debt Securities may institute any action against the Company under the Indenture (except actions for payment of overdue principal or interest) unless such holder previously shall have given to the Trustee written notice of default and continuance thereof and unless the holders of not less than 25% in aggregate principal amount of the Debt Securities of each affected series then outstanding (treated as a single class) shall have requested the Trustee to institute such action and shall have offered the Trustee reasonable indemnity, the Trustee shall not have instituted such action within 60 days of such request and the Trustee shall not have received direction inconsistent with such written request by the holders of a majority in principal amount of the Debt Securities of each affected series (treated as one class). (SECTION 5.6 AND SECTION 5.7)

    The Indenture contains a covenant that the Company will file annually, not more than four months after the end of its fiscal year, with the Trustee a certificate that no default existed or a certificate specifying any default that existed. (SECTION 3.5)

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

    The Indenture provides with respect to each series of Debt Securities that, except to the extent the terms of such series of Debt Securities provide otherwise, the Company may elect (a) to be released from any and all obligations (except for the obligations to register the transfer or exchange of the Debt Securities of such series and the Company's right of optional redemption, to replace mutilated, destroyed, lost or stolen Debt Securities of such series, rights of holders of Debt Securities to receive payments of principal thereof and interest thereon, upon the original stated due dates therefor (but not upon acceleration), to maintain an office or agency in respect of the Debt Securities of such series and to hold moneys for payment in trust) with respect to Debt Securities of any series for which the exact amount of principal and interest due can be determined at the time of the deposit with the Trustee as described below and all the Debt Securities of such series are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption ("one-year defeasance"), (b) to defease and be discharged from any and all obligations with respect to the Debt Securities of such series on the 91st day after the deposit with the Trustee as described below (except for the obligations set forth as exceptions in the preceding clause (a)) ("legal defeasance") or (c) to be released from its obligations with respect to the Debt Securities of such series (except for the obligations set forth as exceptions in the preceding clause (a) and the obligations to compensate and indemnify the Trustee, to appoint a successor Trustee, to repay certain moneys held by the Paying Agent and to return certain unclaimed moneys held by the Trustee and to comply with the Trust Indenture Act of 1939, as amended) ("covenant defeasance"), upon the deposit with the Trustee, in trust for such purpose, of cash or, in the case of Debt Securities payable in U.S. dollars, U.S. Government Obligations (as defined in the Indenture) which through the payment of principal and interest in accordance with their terms will insure the availability of monies sufficient, or a combination thereof, sufficient in the opinion of a nationally recognized firm of independent accountants, to pay the principal of, premium, if any, and any interest on the Debt Securities of such series, and any mandatory sinking fund thereon, on the due date thereof. Such a trust may (except with respect to one-year defeasance or to the extent the terms of the Debt Securities of such series otherwise provide) only be established, if among other things, the Company has delivered to the Trustee an opinion of counsel (as specified in the Indenture) to the effect that the Holders of the Debt Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such legal defeasance or covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such legal defeasance or covenant defeasance had not occurred. Such opinion, in the case of legal defeasance under clause (b) above, must (except to the extent the terms of the Debt Securities of the relevant series otherwise provide) refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax law occurring after the date of the Indenture. The Prospectus Supplement may further describe the provisions, if any, permitting such legal defeasance or covenant defeasance with respect to the Offered Debt Securities of the series to which such Prospectus Supplement relates. (SECTION 10.1)

MODIFICATION OF THE INDENTURE

    The Indenture provides that the Company and the Trustee may enter into supplemental indentures without the consent of the holders of Debt Securities to: (a) secure any Debt Securities, (b) evidence the assumption by a successor corporation of the obligations of the Company, (c) add covenants for the protection of the holders of one or more series of Debt Securities or to add Events of Default, (d) cure any ambiguity or correct any inconsistency in the Indenture or to make other changes not materially adverse to the interest of Holders of the Debt Securities, (e) establish the forms or terms of Debt Securities of any series, (f) provide for uncertificated Debt Securities, (g) evidence the acceptance of appointment by a successor trustee or (h) comply with the Trust Indenture Act of 1939, as amended. (SECTION 8.1)

    The Indenture also contains provisions permitting the Company (when authorized by a board resolution) and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of Debt Securities of all series then outstanding and affected (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture or modify in any manner the rights of the holders of the Debt Securities of each series so affected; PROVIDED that the Company and the Trustee may not, without the consent of the holder of each outstanding Debt Security affected thereby, (a) extend the final maturity of any Debt Security, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on the redemption thereof or change the currency in which the principal thereof (including any amount in respect of original issue discount), or any interest thereon is payable, or reduce the amount of the principal of any original issue discount security payable upon acceleration or provable in bankruptcy, or alter certain provisions of the Indenture relating to the Debt Securities issued thereunder not denominated in U.S. dollars or impair the right to institute suit for the enforcement of any payment on any Debt Security when due or any right of repayment at the option of the holder of a Debt Security or (b) reduce the aforesaid percentage in principal amount of Debt Securities of any series, the consent of the holders of which is required for any such modification. (SECTION 8.2)

CONCERNING THE TRUSTEE

    The Company and its subsidiaries maintain ordinary banking relationships with Citibank, N.A. and its affiliates and a number of other banks. Citibank, N.A. and its affiliates along with a number of other banks have extended credit facilities to the Company and its subsidiaries.

                              PLAN OF DISTRIBUTION

    The Company may offer the Debt Securities directly to purchasers or to or through underwriters, dealers or agents. Any such underwriter(s), dealer(s) or agent(s) involved in the offer and the sale of the Debt Securities in respect of which this Prospectus is delivered will be named in the Prospectus Supplement. The Prospectus Supplement with respect to such Debt Securities will also set forth the terms of the offering of such Debt Securities, including the purchase price of such Debt Securities and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Debt Securities may be listed.

    The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Prospectus Supplement will describe the method of distribution of the Debt Securities.

    If underwriters are used in an offering of Debt Securities, the name of each managing underwriter, if any, and any other underwriters and the terms of the transaction, including any underwriting discounts and other items constituting compensation of the underwriters and dealers, if any, will be set forth in the Prospectus Supplement relating to such offering and the Debt Securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. It is anticipated that any underwriting agreement pertaining to any Debt Securities will (1) entitle the underwriters to indemnification by the Company against certain civil liabilities under the Securities Act, or to contribution with respect to payments which the underwriters may be required to make in respect thereof, (2) provide that the obligations of the underwriters will be subject to certain conditions precedent and (3) provide that the underwriters will be obligated to purchase all Debt Securities offered in a particular offering if any such Debt Securities are purchased.

    If a dealer is used in an offering of Debt Securities, the Company will sell such Debt Securities to the dealer, as principal. The dealer may then resell such Debt Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

    If an agent is used in an offering of Debt Securities, the agent will be named, and the terms of the agency will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in such Prospectus Supplement, an agent will act on a best efforts basis for the period of its appointment.

    Dealers and agents named in a Prospectus Supplement may be deemed to be underwriters (within the meaning of the Securities Act) of the Debt Securities described therein and, under agreements which may be entered into with the Company, may be entitled to indemnification by the Company against certain civil liabilities under the Securities Act. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

    Offers to purchase Debt Securities may be solicited, and sales thereof may be made, by the Company directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resales thereof. The terms of any such offer will be set forth in the Prospectus Supplement relating thereto.

    If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other agents of the Company to solicit offers by certain institutional investors to purchase Debt Securities from the Company pursuant to contracts providing for payment and delivery at a future date. Institutional investors with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such purchasers must be approved by the Company. The obligations of any purchaser under any such contract will not be subject to any conditions except that (1) the purchase of the Debt Securities shall not at the time of delivery be prohibited under the laws of any jurisdiction to which such purchaser is subject and (2) if the Debt Securities are also being sold to underwriters, the Company shall have sold to such underwriters the Debt Securities not subject to delayed delivery. Underwriters and other agents will not have any responsibility in respect of the validity or performance of such contracts.

    The anticipated date of delivery of Debt Securities will be set forth in the Prospectus Supplement relating to each offering.

                                 LEGAL MATTERS

    The validity of the Debt Securities will be passed upon for the Company by Robert F. Sharpe, Jr. Esq., Senior Vice President Law and General Counsel of the Company. Mr. Sharpe holds options to purchase in the aggregate less than 0.1% of the common stock of RJR Nabisco Holdings Corp., which owns all of the capital stock of the Company.

                                    EXPERTS

    The consolidated financial statements and financial statement schedules incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference herein, and have been so incorporated by reference in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DO THEY CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AT ANY TIME NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY THE COMPANY OR BY ANY UNDERWRITER THAT WOULD PERMIT A PUBLIC OFFERING OF THE SECURITIES OFFERED HEREBY OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS COME ARE REQUIRED BY THE COMPANY AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THE OFFERING OF THE SECURITIES OFFERED HEREBY AND THE DISTRIBUTION OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS.
                              -------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                   PAGE
                                                 ---------
Available Information..........................        S-2
The Company....................................        S-3
Ratio of Earnings to Fixed Charges.............        S-4
Use of Proceeds................................        S-4
Recent Developments............................        S-4
Risk Factors...................................        S-6
Description of Notes...........................        S-9
Underwriting...................................       S-11
Legal Matters..................................       S-12
                        PROSPECTUS
Available Information..........................          2
Incorporation of Certain Documents by
  Reference....................................          2
The Company....................................          3
Ratio of Earnings to Fixed Charges.............          4
Use of Proceeds................................          4
Description of Debt Securities.................          4
Plan of Distribution...........................         13
Legal Matters..................................         14
Experts........................................         15

                                     [LOGO]

                               RJR NABISCO, INC.

                                  $150,000,000
                             8 1/4% NOTES DUE 2004

                              MERRILL LYNCH & CO.
                           MORGAN STANLEY DEAN WITTER

                             CHASE SECURITIES INC.

                            DEUTSCHE MORGAN GRENFELL

                        ABN AMRO SECURITIES (USA), INC.
                           BT SECURITIES CORPORATION
                        CIBC WOOD GUNDY SECURITIES CORP.

                                 --------------
                                  $200,000,000
                             8 1/2% NOTES DUE 2007

                           MORGAN STANLEY DEAN WITTER

                              MERRILL LYNCH & CO.
                             CHASE SECURITIES INC.

                            DEUTSCHE MORGAN GRENFELL

                          BANCAMERICA SECURITIES, INC.
                           CITICORP SECURITIES, INC.
                           CREDIT SUISSE FIRST BOSTON

                                 UBS SECURITIES

                                ----------------

                             PROSPECTUS SUPPLEMENT
                             ---------------------

                                 JUNE 26, 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------